Mr. Lyn Shenk                                                                         April 4, 2011
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Stop 3561
Washington, DC 20549

RE:	Vail Resorts, Inc. — Commission File No. 001-09614 Form 10-K: For the Fiscal Year Ended July 31, 2010 Form 10-Q: For the Fiscal Quarter Ended January 31, 2011

Dear Mr. Shenk:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated March 23, 2011, regarding the Annual Report on Form 10-K filed by Vail Resorts, Inc. (the “Company”) for the fiscal year ended July 31, 2010 (the “Form 10-K”) and the Quarterly Report on Form 10-Q filed by the Company for the fiscal quarter ended January 31, 2011 (the “Form 10-Q”), referenced above.  To facilitate the Staff’s review, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for Fiscal Year End July 31, 2010

Item 1A.  Risk Factors

1.
Comment: We note the statement that “[t]he risks described below are not the only risks facing us.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially affect our business, financial condition and results of operations.”  All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.  Please confirm that in future filings you will remove this language.

Response: We note the Staff’s comment and confirm that the above language will be removed from future filings.

Form 10-Q for Fiscal Quarter Ending January 31, 2011

Item 1.  Financial Statements – Unaudited

Notes to Consolidated Condensed Financial Statements

Note 5. Acquisition, page F-10

2.
Comment: Please refer to your preliminary allocation of the purchase price of “Northstar-at-Tahoe” to the estimated fair values of identifiable assets acquired and liabilities assumed at the acquisition date.  Please tell us whether you expect additional purchase price to be allocated to identifiable intangible assets, which are currently estimated to have a fair value of $1.2 million, or two percent of the total purchase price.

Response: In conjunction with our acquisition of Northstar-at-Tahoe we continue to assess whether all identifiable intangible assets have been properly identified, recognized and valued. While we cannot be certain at this time as to whether additional purchase price will be allocated to identifiable intangible assets based upon the processes completed to date, we do not anticipate any significant additional purchase price allocation to identifiable intangible assets. We have undertaken a systematic process to identify and value intangible assets acquired in the acquisition of Northstar-at-Tahoe.  We have been assisted in this process by Ernst & Young.  With Ernst & Young’s assistance and in accordance with the guidance in ASC 805, we conducted a search for marketing-related, customer-related, artistic-related, contract-based, and technology-based intangible assets and reviewed transaction-related documentation, including the purchase and sale agreements and the lease agreements between the acquired entities and CNL Lifestyle Properties, Inc. (or affiliates).  As a result of this process, we developed a list of intangible assets to be considered in our purchase price allocation. The following are those identifiable intangible assets that were deemed to potentially be in excess of $100,000 and were considered for valuation purposes:
•
Customer Relationships- we identified existing customer relationships that Northstar-at-Tahoe maintains with customers who purchase season ski passes. Historical records have been maintained for season ski pass customers, some of whom purchase passes year after year. Accordingly, we have assigned a value to the customer relationship that is associated with season ski pass holders in the amount of $1.0 million, which takes into consideration the relative high rate of turnover which occurs annually in the season passholder base.

•
Non-compete agreement- the non-competition covenant contained in the purchase and sale agreement pertains to Booth Creek Resort Properties LLC and four individual Northstar-at-Tahoe (or affiliates) shareholders and precludes the sellers from engaging in or contributing to a competing business for a period of five years within the Lake Tahoe region.  We believe the probability of the sellers engaging in competitive activities within the Lake Tahoe region to be low, accordingly we have assigned a value to the non-compete agreement of $0.2 million.

•
Trademark and trade name - the Northstar-at-Tahoe trade name and any associated trademarks/trade names were not separately acquired as part of the transaction as they are owned by CNL Lifestyle Properties, Inc. (or affiliates), and as such are not considered a separate asset for purposes of the purchase price allocation.

•
In-place subleases- we have assigned a value to the sub-lease tenants acquired with Northstar-at-Tahoe in the amount of $0.9 million. This value represents the benefit of foregone costs that do not need to be incurred since these tenants were acquired with the acquisition of Northstar-at-Tahoe. This intangible asset has been recorded in Other Assets and the amortization of this intangible asset will be recorded in segment operating expenses.

In summary, our search for and evaluation of identifiable intangible assets did not yield a significant value which can be attributed to the vast majority of the intangible and intellectual property of Northstar-at-Tahoe being owned by CNL Lifesyle Properties, Inc. (or affiliates) and, as such, that property is not considered a separate asset for purposes of the purchase price allocation. Among the list of potential identifiable intangible assets that we considered and did not assign a value to because the asset was owned by CNL Lifestyle Properties, Inc. include trademarks/trade names, logos, internet domain names, water use rights, permits, and technology.  Additionally, among the list of potential identifiable intangible assets that we considered and did not assign a value to because the asset was deemed not to have a value in excess of $100,000, and as such we have concluded are immaterial both individually and in the aggregate, include “walk up” customers, pictures/photographs/videos, advertising/strategic alliances, supplier contracts, franchise agreements, data bases (other than season pass holders), and above/below market subleases.  If we determine in the future, based on our ongoing evaluation, that additional purchase price will be allocated to identifiable intangible assets, we will revise our disclosures accordingly.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends, Risks and Uncertainties, page 2

3.
Comment: We note that you expect that it will take multiple years to sell the total of 104 units that are available for sale at The Ritz-Carlton Residences, Vail, One Ski Hill Place in Breckenridge, and Crystal Peak Lodge at Breckenridge.  Therefore, please tell us and expand your disclosure, where appropriate, to discuss:

•	The method you plan to use to determine the fair value of these properties for purposes of assessing their carrying values for potential impartment;
•	The effect of defaults on cost recognition (including timing) and expected margins – particularly, in instances in which specific identification of costs cannot be reasonably determined;
•
Whether current economic conditions, as well as your current inventory of available units, has resulted in a reduction to margins recognized on current sales – that is, in anticipation of potential price reductions that may be required to sell your remaining units.

Please also address how your policy of allocating costs based upon relative sales values has been applied under the current market conditions.

Response: We evaluate each real estate project separately in assessing carrying values for potential impairment. We determine the estimated fair value of the project using cash flow analysis by project starting with the current listing price of all units remaining to be sold by project which is then reduced by 1) an estimate for sales discounts and concessions anticipated to be given to buyers over the remaining estimated sales period that takes into consideration the current economic environment,  local real estate market and the type of real estate we have held for sale; 2) an allocation of sales proceeds equal to the value of club memberships offered in conjunction with units for sale, as applicable; 3) marketing fees paid in conjunction with units to be sold, as applicable; and 4) estimated sales commissions and other closing costs including title, transfer and escrow fees, the sum of all which is compared to the carrying value for each individual real estate project. Because these estimated cash flows are in excess of the carrying value of each project, the cash flows have not been discounted for purposes of assessing the projects carrying value for potential impairment in accordance with ASC 360.  We currently expect that the remaining units of each of these projects will be sold with positive margins.  Accordingly, we do not believe that there is a reasonable possibility of a material impairment charge on any of these projects. However, if our analysis, which is updated on a quarterly basis, indicates that there is a reasonable possibility of a future impairment charge for an individual project that could be material we will disclose this potential risk in the Recent Trends, Risks and Uncertainties section of our MD&A. We also intend to disclose in future filings within our MD&A factors that could result in an impairment charge on one or more of our projects, including deterioration in the real estate market which could require us to reduce  our estimates of sales proceeds on remaining units available for sale.

Our defaulted contracts relate to those units that were pre-sold prior to completion of the projects, and since the projects are now complete the units that had defaulted contracts associated with them are now available for sale and included in the impairment analysis as discussed in the previous paragraph. Contracts currently being entered into have a relatively short time period between execution of the contract and the closing on the unit. Consequently, these contracts are included at their stated contractual amounts for impairment analysis. Additionally, because the vast majority of our construction costs are common costs to the entire project, the units currently held as available for sale as a result of defaulted contracts are included in our relative sales value calculation which is used to determine margins to be recognized upon sale.

The margins recognized on current sales have reflected a reduction in anticipated sales proceeds based upon the current economic conditions including the estimated margins on units available for sale.  Our policy is to update our relative sales value by individual project on a quarterly basis which takes into consideration current economic conditions, the local real estate market and the number and type of real estate we have available for sale. Based upon this quarterly analysis, our margins recognized on real estate sales each quarter reflects the current relative sales value analysis and is applied on a prospective basis.

 Significant Uses of Cash, page 14

4.
Comment: You state that you do not expect to make any significant income tax payments through the year ending July 31, 2011 due to accelerated tax deductions, subject to a settlement of your dispute with the IRS over the utilization of NOLs.  However, we also note that you reported a current income tax payable balance of approximately $23 million as of January 31, 2011, which decreased from approximately $32 million at October 31, 2010.  In this regard, please explain how your disclosure is consistent with the income tax payable amount reported on your balance sheet.

Response: The perceived inconsistency between the amount of recorded income taxes payable as of January 31, 2011 and the comment that we do not expect to make significant income tax payments through the year ending July 31, 2011 is a result of the accounting convention used in reflecting the estimated change in the current year for net temporary differences in the accounting for income taxes. The accelerated tax deductions referred to in our disclosure are largely due to tax depreciation (i.e. bonus depreciation resulting from an extension/change in tax law) that is estimated to be significantly in excess of book depreciation in the current fiscal year.  In calculating temporary differences as of January 31, 2011, we assumed that net temporary differences arise in the same pattern that pretax accounting income is earned. As of January 31, 2011, we estimated that approximately 30% of total pretax income for the twelve months ending July 31, 2011 had been earned thus we recorded 30% of the net temporary differences we anticipate arising in fiscal year ending July 31, 2011 in determining income taxes payable as of January 31, 2011. The remaining 70% estimated favorable net temporary differences will be recognized over the remainder of the fiscal year, thus significantly reducing our income taxes payable.  Additionally, this accounting convention did not impact the total income tax provision for the three and six months ended January 31, 2011.  We believe this methodology is consistent with the asset-and-liability approach underlying ASC 740.

As requested by the Staff, we are providing the following acknowledgements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

 /s/ Jeffrey W. Jones

Jeffrey W. Jones
Co-President and
Chief Financial Officer

cc.           Mr. Eric Jacobsen
PricewaterhouseCoopers LLP

The Audit Committee of the Board of Directors
Vail Resorts, Inc.